UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILENUMBER 000-50032 CUSIP NUMBER 673833 10 9

(Check One) [X] Form 10-K [ ] Form 20-F [ ] Form 11-K  [ ]Form 10-Q [ ]Form N-SAR [ ]Form N-CSR

For the Period Ended December 31, 2015.

[] Transition Report on Form 10-K
[] Transition Report on Form 20-F
[] Transition Report on Form 11-K
[] Transition Report on Form 10-Q
[] Transition Report on Form N-SAR

For the Transition Period Ended -------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:

PART I REGISTRANT INFORMATION

Full Name of Registrant:	Oakridge Global Energy Solutions, Inc.
Former Name if Applicable:	N/A
Address of Principal Executive Office:	3520 Dixie Hwy NE Palm Bay, FL 32905

PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate) [X]

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

(c)	The accountant's statement or other exhibit required by Rule l2b-2S(c) has been attached if applicable.

PART III – NARRATIVE
           The Company is in the process of completing its audited financial statements, and believes that the subject Annual Report will be available for filing on or before April 14, 2016.

PART IV- OTHER INFORMATION

(1)	Name and address of person to contact in regard to this notification Karen Jackson 3520 Dixie Hwy. NE Palm Bay, FL 32905 Telephone: (321) 576-4533

(2)
Have all other periodic reports required under Section 13 or l 5(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding  12  months or for such shorter period that the Registrant was required  to file such report(s) been filed?

If the answer is no, identify report(s). [X] Yes [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  []Yes   [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

OAKRIDGE GLOBAL ENERGY SOLUTIONS, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 22, 2016

By /s/Karen Jackson
Karen Jackson
CFO, Treasurer